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                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                               ------------------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                                   FUNCO, INC.
                            (Name of Subject Company)

                           EB ACQUISITION CORPORATION
                          a wholly-owned subsidiary of

                       ELECTRONICS BOUTIQUE HOLDINGS CORP.
                            (Names of Filing Persons)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   360762-10-8
                       -----------------------------------
                      (CUSIP Number of Class of Securities)

           Joseph J. Firestone, President and Chief Executive Officer
                       Electronics Boutique Holdings Corp.
                            931 South Matlack Street
                             West Chester, PA 19382
                                 (610) 430-8100
           (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on behalf of filing persons)

                                    COPY TO:
                            Stephen T. Burdumy, Esq.
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                               260 S. Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-4646

                                  April 3, 2000




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                            CALCULATION OF FILING FEE

-------------------------------------------------------------------
TRANSACTION VALUATION                                      AMOUNT OF FILING FEE

        $       N/A                                          $     N/A
         --------------                                      ---------------




|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount previously paid: N/A        Form or Registration No.:    N/A
        Filing party:           N/A        Date Filed:                  N/A

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/     third-party tender offer subject to Rule 14d-1.

|_|     issuer tender offer subject to Rule 13e-4.

|_|     going-private transaction subject to Rule 13e-3.

|_|     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/


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                                   SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer by EB Acquisition Corporation, a Minnesota corporation and a direct, wholly-owned subsidiary of Electronics Boutique Holdings Corp., a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Funco, Inc., a Minnesota corporation, at a purchase price of $17.50 per share, or an aggregate purchase price of approximately $110 million.

ITEM 12.     EXHIBITS.

EX-99.1      Press Release dated April 3, 2000


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ELECTRONICS BOUTIQUE HOLDINGS CORP.

                                          By: N/A
                                              ----------------------------------
                                              Name:
                                              Title:

Dated:


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                                  EXHIBIT INDEX

EXHIBIT NO.      DESCRIPTION

EX-99.1          Press Release dated April 3, 2000




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